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                                   Filed by The Bank of New York Company, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-6
                                        of the Securities Exchange Act of 1934

                         Subject Companies: The Bank of New York Company, Inc.
                                                  (Commission File No.1-06152)

                                                  Mellon Financial Corporation
                                                   (Commission File No.1-7410)



In connection with the proposed transaction, The Bank of New York Mellon Corporation, an entity formed by The Bank of New York Company, Inc. and Mellon Financial Corporation for purposes of facilitating the proposed transaction, has filed a registration statement on Form S-4 (Registration No.333-140863) containing a definitive joint proxy statement/prospectus that has been mailed to the shareholders of each of The Bank of New York Company, Inc. and Mellon Financial Corporation. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the Securities and Exchange Commission, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc., Mellon Financial Corporation and The Bank of New York Mellon Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus are also available, without charge, from The Bank of New York Company, Inc.,
Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon Financial Corporation, Secretary of
Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc. and/or Mellon Financial Corporation in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.'s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation's 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus. The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i)statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii)statements about The Bank of New York Company, Inc.'s and Mellon Financial Corporation's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii)other statements identified by words such as "will," "highly attractive," "expect," "extraordinarily

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strong and rapidly growing competitor," "synergies," "opportunities," "superior returns," "well-positioned," "pro forma," and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.'s and Mellon Financial Corporation's management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. The Company will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1)the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2)the combined company may not realize, to the extent or at the time the Company expects, revenue synergies and cost savings from the transaction; (3)revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4)deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe;
(6)The Bank of New York Company, Inc.'s or Mellon Financial Corporation's shareholders may fail to approve the transaction; (7)a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (8)the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9)fluctuations in interest rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current
Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

                                     ***

The following email has been sent to employee shareholders of The Bank of New York Company, Inc.



        Subject:  Proxy Vote Reminder -- Special Shareholders' Meeting


               SPECIAL SHAREHOLDERS' MEETING FOR MELLON MERGER
               -----------------------------------------------

      To Employees Who Own The Bank of New York Company, Inc. Common Stock

                             YOUR VOTE IS IMPORTANT

    If you have not already voted, please sign, date and return your proxy card(s) today.

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                                 Patricia A. Bicket
                                 Assistant Secretary

Note:  This message has been sent to all employees. If you do not own Company shares, please disregard this e-mail.